SECUR[illegible]ION

15048738

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SEC FILE NUMBER
8 -52013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 31-12-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

853 Broadway, 5th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederic Vitalis — 1 212 398 6000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name -- *if individual, state last, first, middle name*)

1065 Avenue of the Americas	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Frederic Vitalis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LP, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

London, UK, 27th February 2015

Signature

Chief Operating Officer

Title

Notary Public

Notary Public London, England (Sophie J. Milburn)

My Commission expires at Death

SAVILLE & CO.
Notaries
One Carey Lane, London EC2V 8AE
Telephone: +44 (0)20 7920 0000
Fax: +44 (0)20 7920 0088
www.savillenotaries.com

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

(PUBLIC PURSUANT TO RULE 17a-5(e)(3))

LOUIS CAPITAL MARKETS, LP

CONTENTS

MHM

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212-398-0267
www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2014. The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Louis Capital Markets, LP as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital, computation for determination of reserve requirements and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Louis Capital Markets, LP's financial statement. The supplemental information is the responsibility of Louis Capital Markets, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 27, 2015

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
(Amounts in Thousands)

December 31, 2014

ASSETS		
Cash and cash equivalents	$	883
Receivables from clearing brokers		11
Commissions receivable		112
Prepaid income taxes		15
Other assets		65
	$	1,086
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	282
Due to affiliates		93
Total liabilities		375
Partners' capital		711
	$	1,086

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT
(Amounts in Thousands)

1. Nature of business

Nature of business

Louis Capital Markets, LP (the "Partnership") is a Delaware limited partnership and a majority-owned subsidiary of LCM Interest Holding LLC (the "Parent"). The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in selling corporate equity securities over-the-counter and executing listed option trades on an agency and principal basis primarily to institutional investors.

The Partnership, along with affiliates in London, Paris, Hong Kong and the US comprise the Louis Capital Markets Group (the "Group"). The parent entity, LCM Interest Holding LLC and its subsidiaries is incorporated in Delaware, the United States of America.

Liquidity

Due to a deteriorating equity brokerage environment most operations of the Partnership were moved to its London facility in 2013. The Partnership now has a service agreement in place with the overseas Group entities to facilitate the execution of Equity Options from US Customers. In addition the parent entity has agreed to contribute enough capital to maintain operations and fulfill net capital requirements. During 2014 the parent contributed $200 to the Partnership.

2. Summary of significant accounting policies

Basis of Presentation

The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents are measured at carrying value or fair value based on the nature of the investment.

Receivable from Clearing Brokers

Receivable from clearing brokers includes balances due from the clearing organizations related to the collection of certain brokerage revenues on the Partnership's behalf. The Partnership uses Goldman Sachs Execution and Clearing, L.P ("GSEC") which requires $750 as a clearing deposit from all Group operations of which none is held on behalf of the Partnership.

2. Summary of significant accounting policies (continued)

Commissions Receivable

Commissions receivable represents balances due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions. The Partnership carries commission receivables from customers less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. In addition, if the Partnership is aware of a client's inability to meet its financial obligations, a specific provision is recorded in the amount of the estimated losses that will result from the inability of that client to meet its financial obligation. Accounts are written off as uncollectible at the discretion of management. As of December 31, 2014, the Partnership determined that no allowance for doubtful accounts was necessary.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies including income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Partnership does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates from fluctuations arising from changes in market prices of investments held. During 2014 there were no gains or losses associated with foreign currency.

Brokerage Transactions

The Partnership provides brokerage services to its clients in the form of agency commissions.

Agency Commissions

The Partnership charges commissions for executing transactions between buyers and sellers. Agency commissions revenues and related expenses are recognized on a trade date basis and are presented net of rebates and discounts and are recognized at the time of the transaction.

Income Taxes

The Partnership is not a taxable entity for U.S. federal and state income tax purposes, and does not directly pay federal and state income tax. The Partnership's taxable income or loss passes through to, and is includable in the federal and state income tax returns of each partner. Although no provision for federal or state income taxes has been made in the accompanying financial statements, the Partnership is subject to New York City unincorporated business tax and has recorded no provision for 2014 due to the net loss. Included in the statement of financial condition is $15 of prepaid income taxes to New York City for unincorporated business income tax.

There are no unrecognized tax benefits recorded in the accompanying financial statements in connection with the tax positions taken by the Partnership.

(Amounts in Thousands)

2. Summary of significant accounting policies (continued)

The Partnership's U.S. federal and state and local tax returns filed from 2010 through 2013 remain open for examination by these tax authorities and the associated taxes, if applicable, remain subject to examination based on the varying statutes of limitations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership's net capital was approximately $585 which was approximately $485 above its minimum requirement of $100. The Partnership's ratio of aggregate indebtedness to net capital was 0.64 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Related Party Transactions

In 2014, the Partnership entered into a Foreign Correspondent Intercompany Service Agreement with an affiliate located in London, UK and Paris, France. For the year ended December 31, 2014, the Partnership invoiced clients on behalf of its affiliate for agency brokerage which the Partnership received fees. As of December 31, 2014, the Partnership owed approximately $7 to its affiliate.

In 2013, the Partnership entered into an Administrative Service Agreement with a U.S. affiliate whereby it provides execution of futures trades in exchange for a fee less any related administrative expenses. As of December 31, 2014, the Partnership owed approximately $69 to its affiliate.

As of December 31, 2014, the Partnership had a payable of approximately $17 due to other affiliates related to paying bills on their behalf.

5. Concentrations of credit risk

Market Risk

Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. Although the right of the clearing brokers to charge the Partnership applies to all trades executed through the clearing brokers, the Partnership believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2014, the Partnership has recorded no liabilities with respect to these obligations. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and the Group must maintain at least $750 in cash and securities at all times with the clearing brokers.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

Credit risk arises from potential non-performance by counterparties from non-payment of commissions by customers of our agency brokerage business. The Partnership also has credit and counterparty risk in certain situations where it provides execution services. The Partnership provides agency clearing services through its relationships with general clearing member firms and/or exchanges. In these instances, the Partnership's accounts at such institutions are used, in its name, to provide access to clearing services for its customers. Credit risk arises from the possibility that the Partnership may suffer losses due to the failure of its customers or other counterparties to satisfy their financial obligations to the Partnership or in a timely manner.

The Partnership has established policies and procedures to manage its exposure to credit risk. The Partnership maintains a thorough credit approval process to limit its exposure to counterparty risk and employ monitoring to control the market and counterparty risk. The Partnership's brokers may only execute transactions for clients that have been approved by the Partnership's management following review by the Partnership's management and compliance department. The Partnership's credit approval process includes verification of key financial information and operating data and anti-money laundering verification checks. The Partnership's credit review process may include consideration of independent credit agency reports and a visit to the entity's premises, if necessary.

Off-Balance Sheet Risk

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

6. Commitments and contingencies

Required Tax Distributions

As required by the limited partnership agreement, the Partnership is required to make tax distributions in an amount no less than an amount determined by multiplying the taxable net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2014, there were no tax distributions made on behalf of its partners.

Legal Proceedings

In the normal course of business, the Partnership has been in the past, named as defendant in various lawsuits and proceedings and is, and has been in the past, involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Partnership is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated. The Partnership accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the reporting period.

On August 19, 2014, CBRE filed in the supreme court of the state of New York a claim for breach of contract with regards to the negotiation of a lease for office space. The Partnership filed an answer in December 2014 denying the claimants claim for breach of contract and will vigorously defend its position. No date for arbitration has been set.

Risks and Uncertainties

The Partnership primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based upon the transaction volume of securities and derivative markets.

7. Employee benefit plan

The Group established a 401(k) plan (the "Plan"), pursuant to the applicable laws of the Internal Revenue Code. It is available to all eligible U.S. employees as stated in the Plan document and is subject to the provisions of the Employee Retirement Security Act of 1974. All eligible employees may contribute a portion of their compensation, not to exceed the statutory limit. The Partnership makes discretionary matching contributions, subject to certain limits, that vest based upon the requirements as set forth in the Plan. The Partnership did not have any employees in 2014 and as such no contributions were made in 2014.

8. Subsequent events

The Partnership has evaluated subsequent events through issuance and has determined that there are no significant subsequent events to report.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Net capital,				
Partners' capital			$	711
Less nonallowable assets				
Commissions receivable				46
Prepaid and other assets				80
				126
Net capital			$	585
Aggregate indebtedness			$	375
Computed minimum net capital required (6.67% of aggregate indebtedness)			$	25
Minimum net capital required (under SEC Rule 15c3-1)			$	100
Excess net capital ($585 - $100)			$	485
Net Capital less 120% of minimum net capital			$	465
Ratio of aggregate indebtedness to net capital	$	375		
	$	585		
				0.64

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).